sapa



03-06-23



Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549
UNITED STATES

Re: Sapa AB (File No 82-4589) – Rule 12g3-2(b)

SUPPL

Ladies and Gentlemen,

In connection with the Sapa AB's (the "Company's) exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find press release of 23 June 2003:

Sapa's acquisition of 62 per cent in Remi Claeys finalised

These materials are being furnished under paragraph (b) (1) (i) of Rule 12g3-2(b) of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +46 8 459 59 00 if you have any further comments or questions regarding the enclosures.

Very truly yours,

PROCESSED
JUL 11 2003
THOMSON
FINANCIAL

Gabriella Pihl for

Magnus Wittbom
General Counsel

Enclosure

Sapa AB
Postal Address **Box 5505, 114 85 Stockholm** Office Address **Humlegårdsgatan 17** Org no **556001-6122**
Telephone **+46-8-459 59 00** Fax **+46-8-459 59 50** Internet www.sapagroup.com



sapa:

Press Release

23 June 2003

Sapa's acquisition of 62 per cent in Remi Claeys finalised

Sapa has today acquired 62.41 per cent of Remi Claeys Aluminium NV (RCA) from the Desimpel family and Ortelius (part of the Gevaert group). The acquisition has been approved by relevant competition authorities.

The acquisition gives Sapa a majority shareholding in RCA, which will be consolidated by Sapa as from the acquisition date of 23 June 2003.

Sapa will initiate a mandatory take over bid for the remaining shares in RCA as from 25 June 2003.

For further information please contact Bo Askvik, CFO, telephone +46-70-819 59 18 or Gabriella Pihl, Communications Manager, +46-70-953 08 53.

Sapa is an international industrial group, which develops and markets value-added aluminium profiles, profile-based components and systems, and heat exchanger strip in aluminium. Sapa will in 2003 have a turnover of approximately 12 billion SEK, with 7,600 employees all over Europe and in USA and China. Sapa is one of Europe's leading companies within its field and the customers are found in the transport, building, engineering and telecom industries. Sapa is listed on the O-list of Stockholmsbörsen.

Further information about Sapa can be found on our web site www.sapagroup.com